UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PIONEER BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK, $0.50 PAR VALUE

(Title of Class of Securities)

723618104

(CUSIP Number)

RICHARD T. SPURZEM, 810 CATALPA COURT CHARLOTTESVILLE, VIRGINIA 22903 (434) 923-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

CUSIP NO. 723618104	SCHEDULE 13D	PAGE 2 OF 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. Spurzem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,620
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 90,620
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 723618104	SCHEDULE 13D	PAGE 3 OF 4

AMENDMENT NO. 5

TO

SCHEDULE 13D

Note: This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2007, as amended on May 25, 2007, June 27, 2007, January 30, 2008 and June 21, 2012 (the “Schedule 13D”), by Richard T. Spurzem relating to the common stock, $0.50 par value per share (the “Common Stock”) issued by Pioneer Bankshares, Inc., a Virginia corporation (the “Issuer”), the principal executive office of which is located at 263 East Main Street, P.O. Box 10, Stanley, Virginia 22851. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On June 28, 2012, Mr. Spurzem, Sandbox LLC, an affiliate of Mr. Spurzem (“Sandbox”) and the Issuer entered into two privately negotiated stock purchase agreements (the “Stock Purchase Agreements”). Pursuant to the Stock Purchase Agreements, Mr. Spurzem and Sandbox have agreed to sell, and the Issuer has agreed to purchase, all of the Common Stock beneficially owned by Mr. Spurzem at $19.95 per share, for an aggregate purchase price of $1,807,869. The parties anticipate the transactions will be completed on July 20, 2012. The preceding summary is qualified in its entirety by reference to the Stock Purchase Agreements, copies of which have been filed as Exhibits 10.1 and 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 5, 2012 and incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The description of the Stock Purchase Agreements in Item 4 of this Schedule 13D/A is incorporated herein by reference. Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Issuer, including Common Stock, including with respect to the transfer of voting thereof.

Item 7.	Material to be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by the addition of the following:

Exhibit F – Stock Purchase Agreement executed June 28, 2012 by and between Pioneer Bankshares, Inc. and Richard T. Spurzem (previously filed by the Issuer as exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on July 5, 2012 and incorporated herein by reference).

Exhibit G – Stock Purchase Agreement executed June 28, 2012 by and between Pioneer Bankshares, Inc. and Sandbox, LLC (previously filed by the Issuer as exhibit 10.2 to Form 8-K filed with the Securities and Exchange Commission on July 5, 2012 and incorporated herein by reference).

CUSIP NO. 723618104	SCHEDULE 13D	PAGE 4 OF 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: July 6, 2012	/s/ Richard T. Spurzem
Richard T. Spurzem

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).